Exhibit I

Capital Product Partners L.P. Announces New Period Charters For Four Of Its Product Tankers

ATHENS, GREECE, June 15, 2018 — Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international diversified shipping company, announced today that it has secured new time charter employment for four of its vessels.

The M/T ‘Alexandros II’ (51,258 dwt, IMO II/III Chemical/ Product Tanker built 2008, STX Offshore & Shipbuilding Co., Ltd, South Korea), the M/T ‘Aristotelis II’ (51,226 dwt, IMO II/III Chemical/ Product Tanker built 2008, STX Offshore & Shipbuilding Co., Ltd, South Korea), the M/T ‘Aris II’ (51,218 dwt, IMO II/III Chemical/ Product Tanker built 2008, STX Offshore & Shipbuilding Co., Ltd, South Korea) and the M/T ‘Ayrton II’ (51,260 dwt, IMO II/III Chemical/ Product Tanker built 2009, STX Offshore & Shipbuilding Co., Ltd, South Korea), have secured employment with Petróleo Brasileiro S.A. (‘Petrobras’) for two years (+/- 30 days) at a gross daily rate of $14,700. Petrobras has the option to extend the respective time charters for an additional eleven months (+/-30 days) at $14,850 per day. The new charters are subject to vetting inspections of each vessel and are expected to commence in the third quarter of 2018.

As a result of the above employments, the Partnership’s charter coverage for 2018 has increased to 70%.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ:CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 37 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.